中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)363(JY)

04045677

19th October, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 OCT 22 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 18th October, 2004 published in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

dlw 10/22

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

Newspaper : The Standard

Date : 19th October, 2004

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

(the "Company")

(Stock Code: 2388)

ANNOUNCEMENT

A PRESS RELEASE OF UNAUDITED FINANCIAL RESULTS OF BANK OF CHINA LIMITED

SUMMARY

On 18th October, 2004, BOC made a Press Release which included, among other things, the **unaudited** financial performance and results of BOC and its subsidiaries, including the Company, for the period ended 30th September, 2004. BOC, being a state-owned commercial bank in the PRC, is interested in approximately 65.95% of the issued shares of the Company. Certain extracts from the Press Release are set out below.

THIS IS NOT AN ANNOUNCEMENT OF THE AUDITED OR UNAUDITED FINANCIAL RESULTS OF THE COMPANY FOR THE PERIOD ENDED 30TH SEPTEMBER, 2004. THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE RULES GOVERNING THE LISTING OF SECURITIES OF THE STOCK EXCHANGE OF HONG KONG LIMITED.

On 18th October, 2004, Bank of China Limited ("BOC") made a press release (the "Press Release") which included, among other things, the **unaudited** financial performance and results of BOC and its subsidiaries (collectively, the "BOC Group") for the period ended 30th September, 2004. BOC, being a state-owned commercial bank in the People's Republic of China (the "PRC"), is interested in approximately 65.95% of the issued shares of the Company. The Press Release contained information including the **unaudited** pre-provision profit of the BOC Group as a whole and provided an overview of the operations of the BOC Group for the period ended 30th September, 2004. The Press Release can be downloaded from BOC's website at www.bank-of-china.com. Certain extracts from the Press Release (after minor editing changes) are set out below for the information of the shareholders of the Company.

"As of the end of September, the BOC Group's operating profit reached RMB47.985 billion, up 23.7% over the same period of last year. Domestic operations made the main contribution to the rise of the profit: RMB36.437 billion of the profit came from domestic operations, up 30% year on year; and RMB11.548 billion was from overseas operations, increased by 7.4%."

"The BOC Group's asset quality has been improving significantly. As of the end of September, the balance of NPLs stood at RMB109.699 billion, a drop of RMB242.017 billion from the beginning of the year; and the NPL ratio was 5.16%, down 11.12 percentage points. The NPLs of domestic operations dropped RMB225.3 billion or 12.8 percentage points, to RMB93.947 billion, with the NPL ratio being 5.47%; and that of overseas operations was down US$2.02 billion, to US$1.903 billion, with the NPL ratio being 3.86%, 4 percentage points less than the beginning of the year."

GENERAL

The Company's shareholders and potential investors should note that all the figures contained in the Press Release are **unaudited** figures. Furthermore, the Press Release relates to the BOC Group as a whole, which has operations and investments in the PRC as well as other parts of the world (in addition to those in respect of the Company and its subsidiaries (the "Group")). **Accordingly, figures and discussions contained in the Press Release should in no way be regarded as to provide any indication or assurance on the financial results of the Group for the period ended 30th September, 2004.**

The Company's shareholders and potential investors are urged to exercise caution in dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt as to their investment positions.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 18th October, 2004

As at the date hereof, the board of directors (the "Board") of the Company comprises Mr. XIAO Gang* (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Madam ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen** and Madam YANG Linda Tsao**. Mr. NOEH Anthony Francis acts as the Senior Advisor to the Board.

* *non-executive directors*